UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                             Software Spectrum Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  833960107000
                                 (CUSIP Number)

                                    10/08/99
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
               [x] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Morton H. Sachs & Co. DBA The Sachs Company ("SC")
           Morton H. Sachs   ("MHS")

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
      Joint filing pursuant to Rule 13d-1 (f)(1)  See Item 2     (b) X

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Louisville, Kentucky    USA

NUMBER OF                     5.  SOLE VOTING POWER                  291,400
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                      0
OWNED BY
EACH                          7.  SOLE DISPOSITIVE POWER             291,400
REPORTING PERSON
WITH                          8. SHARED DISPOSITIVE POWER                  0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           291,400

Cusip No.833960107000               13G                       Page 2 of 4 Pages

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           6.95%

12.   TYPE OF REPORTING PERSON*
           SC-IA   MHS-IN


SCHEDULE 13G ADDITIONAL INFORMATION

Item #
1. (a)  Name of Issuer:
           Software Spectrum Inc.

   (b)  Address of Issuer's Principal Executive Offices:
           2140 Merritt Dr.
           Garland, TX  75041

2. (a)  Name of Person Filing:
           Morton H. Sachs & Co. DBA The Sachs Company ("SC") and Morton H. Sachs ("MHS"), the controlling shareholder of SC. This schedule relates to the same securities. Each person is individually eligible to use this schedule and has executed the Agreement attached as to that effect. SEE EXHIBIT A.
                        -------------

   (b)  Address of Principal Business Office for Each of the Above:
           1346 South Third Street
           Louisville, KY  40208

   (c)  Citizenship:
           SC- A Kentucky Corporation
           MHS- USA

   (d)  Title of  Class of  Securities:
           Common Stock

   (e)   CUSIP Number:
           833960107000

3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:

   (a) [ ] Broker or dealer registered under section 15 of the Act
   (b) [ ] Bank as defined in section 3(a)(6) of the Act
   (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
   (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940
   (e) [x] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)
   (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)
   (g) [x] A parent holding company or control person in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7) The Sachs Company is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and Morton H.Sachs is an individual controlling shareholder thereof reporting under Rule 13d-1(b) (ii) (G).
   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
   (i) [ ] A church plan that is excluded from the definition of an investment company under section
           3(c )(14) of the Investment Company Act of 1940
   (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J)



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CUSIP NO.833960107000                    13G                   Page 3 of 4 Pages

4. Ownership:
   (a) Amount Beneficially Owned:                                        291,400
   (b) Percent of Class:                                                   6.95%
   (c) Number of shares as to which the person has:
           (i)  Sole power to vote or to direct the vote                 291,400
          (ii)  Shared power to vote or to direct the vote                  None
          (iii) Sole power to dispose or to direct the disposition of    291,400
           (iv) Shared power to dispose or to direct the disposition of     None

5. Ownership of Five Percent or Less of a Class:
   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


SCHEDULE 13G ADDITIONAL INFORMATION  (continued)
-----------------------------------

Item #
6. Ownership of More than Five Percent on Behalf of Another Person:
           N/A

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
           See Items 2 and 3.

8. Identification and Classification of Members of the Group:
           N/A

9. Notice of Dissolution of  Group:
           N/A

10. Certification:

           By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

           SEE NOTE NO. 1 BELOW

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       FEBRUARY 14, 2000              Date:        FEBRUARY 14, 2000
           -----------------------------                 -----------------

           Morton H. Sachs & Co. DBA The Sachs Company

Signature:  By                             Signature:
              ------------------------------            ----------------------
              Morton H. Sachs, President                Morton H. Sachs

NOTE NO. 1: Each of the reporting persons hereby disclaim beneficial ownership of the above shares, and the filing of this statement shall not be construed as an admission that any of the reporting persons is the beneficial owner of the shares covered by this statement.

CUSIP NO.833960107000               13G                        Page 4 of 4 Pages

                                                                       EXHIBIT A
                                    AGREEMENT

           The undersigned hereby agree that the statement on Schedule G to which this is attached as Exhibit A is filed on behalf of each of the undersigned.

Date:      FEBRUARY 14, 2000       Morton H. Sachs & Co. DBA The Sachs Company
     ---------------------------

                                   by:
                                        --------------------------
                                        Morton H. Sachs, President

Date:      FEBRUARY 14, 2000
     ---------------------------      ---------------------------
                                        Morton H. Sachs